MORGAN FULLER CAPITAL GROUP


                                November 19, 1996


Mr. Tom Kobayashi, Chairman
EDnet, Inc.
One Union Street
San Francisco, California 94111

Dear Tom:

         The purpose of this letter is to confirm Morgan Fuller's engagement by EDnet, Inc. ("EDnet" or the "Company") to arrange an extension of the notes associated with the $1 million bridge loan financing which were due and payable on November 15, 1996. The following summarizes our mutual understandings:

         Placement Agent Provisions

         1. Senior Secured Notes: Morgan Fuller will use its best efforts to cause the voluntary seventy-five (75) day extension of the due date for the repayment of the $1,000,000 of Senior Secured Notes ("Notes"). In the event that a present Note participant demands immediate repayment, Morgan Fuller will use its best efforts to identify alternative investor(s) in the loan participation. Other terms and conditions are as follows:

                           - Simple Interest - For the loan(s) will be made by the Company for the period ended November 15, 1996. On the loan extension, interest will continue to be payable at the end of each calendar quarter and at the time of the scheduled January 31, 1997 payoff. Interest Rate - Fourteen percent (1.17% per month).

                           - Loan Covenants and Provisions - No change in the current instrument except to incorporate the extended term for repayment.

                           - Repayment Provisions - To be repaid with fifty percent (50%) of the proceeds from: (i) The contemplated Regulation D (Rule 504) financing; (ii) Any Regulation-S financings or the proceeds from any other equity financing.


                       MORGAN FULLER CAPITAL GROUP L.L.C.,
               595 MARKET STREET SUITE 2100 SAN FRANCISCO CA 94105
                     PHONE (415) 977-1500 FAX (415) 977-1510
                              MEMBER OF NASD & SIPC

                                Mr. Tom Kobayashi
                                November 19, 1996
                                     Page 2



                  The next $750,000 of proceeds received from the current Regulation-D financing will be excluded from the above referenced fifty percent (50%) of proceeds of pay-down requirement. In the event that the repayment has not occurred by January 31, 1997, the Notes will be converted to a Term Loan with $100,000 per month principal payments commencing February 15, 1997.

Placement Agent Fees

Senior Secured Notes: The Company will pay to Morgan Fuller a Loan Extension Fee of one-and-one-half percent (1.5%). In addition, the Company will issue to Morgan Fuller or its nominee investors a total of $150,000 of three year Warrants (55,970). The execution price is to be priced at market based on the Closing Bid Price on November 15, 1996, which was $2.68.

Miscellaneous Provisions:

(a) Expenses. The Company hereby agrees, from time to time upon request, to reimburse Morgan Fuller for all reasonable travel and out-of-pocket costs.

(b) Indemnity. The Company will enter into a separate standard agreement providing for the mutual indemnification of the parties in connection with this engagement.

(c) Governing Law. This letter agreement and the related indemnification letter referred to above shall be deemed made in California. Such agreements shall be governed by the laws of California without regard to such state's rules concerning conflicts of laws. Any right to trial by jury with respect to any claim or proceeding related to or arising out of this engagement, or any transaction or conduct in connection herewith, is waived.

(d) Benefit and Use Of Services Provided. The Company expressly acknowledges that all advice (written or oral) given by Morgan Fuller to the Company in connection with this engagement are intended solely for the benefit and use of the Company (including its management, directors, and attorneys). The Company agrees thai no such opinion or advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Morgan Fuller be made by EDnet (or such persons) without the prior written consent of Morgan Fuller, which consent shall not be unreasonably withheld.

(e) Basis Of Services Provided. The Company expressly acknowledges that Morgan Fuller has been retained solely as a placement agent in this engagement and not as an advisor or agent of any other person, and that the Company's engagement of Morgan Fuller is not intended to

                                Mr. Tom Kobayashi
                                November 19, 1996
                                     Page 3


confer rights upon any persons not a party hereto (including shareholders, employees, or creditors of the Company) as against Morgan Fuller, Morgan Fuller's affiliates, or their respective directors, officers, agents and employees.

         To accomplish this loan extension, the Company will instruct its legal counsel (Cooley Godward Castro Huddleson & Tatum) to draw up the necessary loan extension documents. Please confirm that the foregoing is in accordance with your understandings and agreements with Morgan Fuller by signing and returning to Morgan Fuller the duplicate of this letter enclosed herewith.

Very truly yours,                              ACCEPTED AND AGREED:

MORGAN FULLER CAPITAL GROUP, L.L.C.            EDNET, INC.



/s/ Gordon R. Taubenheim                       /s/ Tom Kobayashi
---------------------------------              --------------------------------
Gordon R. Taubenheim                           Tom Kobayashi
Managing Director                              Chairman and Chief Executive

                                               Date:  November 22, 1996